Via Federal Express and EDGAR

January 19, 2007

Mail Stop 6010

David Burton
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viking Systems, Inc.
Item 4.01 Form 8-K/A
Filed December 29, 2006
File No. 0-49636

Dear Mr. Burton:

We have reviewed your letter dated January 5, 2007 related to the above-referenced Form 8-K/A. Enclosed herewith are responses to your comments outlined in such letter. To facilitate your review of this letter, we will respond to each of the comments contained in your letter dated January 5, 2007. Each comment number below corresponds to the number paragraphs in your comment letter. We have also enclosed a change version of Form 8-K/A.

COMMENT 1.

“Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K (specifically Item 304(a)(1)(iv)(B) regarding any reportable event (i.e. internal control weaknesses, etc.) that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date the former accountant resigned.”

Viking Systems, Inc. is a SB registrant. Pursuant to our telephone conversation on Thursday, January 18, 2007, we are providing our response to the corresponding item in S-B Regulation Item 304(a)(1)(iv)(D).

RESPONSE

The Item 4.01 Form 8-K/A as amended with our filing today complies with all the disclosure requirements of Item 304(a)(1)(iv)(D) of Regulation S-B with regards to any disagreements between the principal independent accountant and the Company and with respect to discussions between the Audit Committee of the Company’s Board of Directors and the former accountant regarding any reportable event, specifically internal control weaknesses identified in a letter (the “Letter”) to the Company’s Audit Committee. We have revised the Form 8-K/A filed today, to include the following at the end of paragraph 6 under Item 4.01 Changes in Registrant’s Certifying Accountant :

“The Audit Committee of the Company’s Board of Directors discussed the subject matter of the Letter with Peterson.”

David Burton
Securities and Exchange Commission
January 19, 2007

COMMENT 2.

“In detail, describe the nature of each reportable event (i.e. internal control weaknesses) and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.”

RESPONSE

The Item 4.01 Form 8-K/A filed on December 29, 2006 describes the nature of each reportable event that occurred:

“…These material weaknesses were: (1) absence of appropriate segregation of duties consistent with control objectives; (2) insufficient personnel resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters; (3) ineffective controls over period end financial close and reporting processes; and (4) inadequate procedures for appropriately identifying, assessing and applying accounting principles… “

The reportable events noted were general in nature and were not specific to any adjustments made during the year-end audit and therefore, we did not restate any prior period financial statements resulting from the reportable events.

We have taken the following steps to correct the reportable events. At the end of May, 2006, we hired a new Chief Financial Officer and in September, 2006 we hired a new controller, who is also a CPA. With the additional personnel we believe we have now established appropriate segregation of duties consistent with control objectives. To address non-routine or complex accounting issues which cannot be resolved with internal resources, we have secured the services of accounting firms, other than our auditors. We believe our internal resources and our ability to access outside expertise now allow us to appropriately resolve non-routine and complex accounting issues. With respect to our period end financial close and reporting processes we have implemented procedures which we believe now provide effective controls over these processes. The procedures to identify, assess and apply accounting principles are now performed by additional accounting personnel, and we have consulted and will continue to consult with outside consultants as circumstances require additional expertise. We believe our procedures for the identification, assessment and application of accounting principles is now adequate.

COMMENT 3.

“Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments in connection with or as a result of the audit or internal control weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

RESPONSE

The schedule of fiscal year end fourth quarter adjustments in connection with the year-end audit (with an explanation of each entry) is attached as Exhibit A.

The analysis as presented in Exhibit A discloses journal entries booked in the fourth quarter of 2005 that related to the following:

Journal entry #’s 2, 12, 14 and 16 relate to balance sheet reclassifications made in the fourth quarter of 2005 and have no effect on pre-tax loss.

Journal entry #’s 1, 3, 7, 8, 9 and 10 relate to adjustments that pertain to the fourth quarter 2005 activity, the period in which they were booked.

Journal entry #’s 11, 13 and 15 relate to the adjustment of expense recorded in connection with the issuance of stock and granting of stock options for services in the third and fourth quarters of 2005.

David Burton
Securities and Exchange Commission
January 19, 2007

Journal entry # 4 relates to fees paid to investors in the first quarter of 2005 in connection with a 2005 debt financing completed in the first quarter of 2005. Originally, this amount was expensed in the first quarter of 2005. During the year end audit, the amount was reclassified to be recorded as original issue discount.

Journal entry # 5 was posted to adjust the paid in capital originally recorded in connection with the beneficial conversion discount, the amortization of the debt discount previously booked by the Company through December 31, 2005 and the remaining debt discount balance at December 31, 2005 as a result of adjustment noted in entry #4. Journal # 6 was booked to record the amortization of the original issue discount recorded in journal entry # 4.

The net effect of the adjustments booked in the fourth quarter of 2005 that related to previous quarters in 2005 is as follows:

	Net effect of entries on pre tax net loss
	Q1	Q2	Q3

Total P&L Impact - overstatement (understatement) of reported net loss	$103,724	$1,885	$(44,712)

Net loss as reported	(990,110)	(1,750,219)	(2,080,043)

No other periods besides the periods noted above were effected by these entries. Had the entries been booked as noted above, the Q1 2005 net loss of $990,110 would have been reduced by $103,724 to a loss of $886,386,  and the Q2 and Q3 2005 net losses would have decreased by $1,885 and increased by $44,712, respectively, to $1,748,334 and $2,124,755, respectively.

Based on the significant net loss position of the Company, the nature of the adjustments (i.e. reclassification of expense to debt discount), and the limited trading volume of the Company’s stock, the Company does not believe that the net overstatement of expenses in Q1 and Q2 2005, and the net understatement of expenses in Q3 2005, resulting from the posting of adjustments noted in the fourth quarter are material, as we do not feel that net understatements or overstatements of expenses noted would change or influence the judgment of a reasonable person relying upon the report, and therefore we consider the recording of these entries in the fourth quarter appropriate.

COMMENT 4.

“Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.”

RESPONSE

The letter dated March 31, 2006 (the "Letter") from Peterson, addressed to the Audit Committee of the Company's Board of Directors in connection with the audit of our financial statements as of December 31, 2005, which identified certain matters involving internal control and its operation that they consider to be significant deficiencies or material weaknesses under the standards of the Public Company Accounting Oversight Board is attached as Exhibit B.

Conclusion

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing of Item 4.01 Form 8-K and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to each of the comments contained in your letter dated January 5, 2007. If you have any questions, please contact me.

                Sincerely,

                /s/ Gregory Decker
                Chief Financial Officer

David Burton
Securities and Exchange Commission
January 19, 2007

Viking Systems			EXHIBIT A
Adjusting Entry Analysis
12/31/05

Account Description	Debit	Credit	Impact on pre-tax net loss (increases)decreases net loss

Adjusting Journal Entries JE # 1
To accrue payroll taxes for pay period ending December 31, 2005 paid in 2006.
Payroll Taxes	38,185		(38,185)
Accrued Payroll Taxes		38,185
Total	38,185	38,185

Adjusting Journal Entries JE # 2
Client's post-close entry to record unamortized portion of the debt discount for the first bridge financing
Debt Discount (Warrants)	515,672
P.I.C. - Warrants Outstanding		515,672	-
Total	515,672	515,672

Adjusting Journal Entries JE # 3
To record warrant expense and unamortized portion of the debt discount for the 2nd bridge financing
Debt Discount (Warrants)	2,479,592
Warrant Expense	520,408		(520,408)
P.I.C. - Warrants Outstanding		3,000,000
Total	3,000,000	3,000,000

Adjusting Journal Entries JE # 4
To reclassify fees paid to investors in 1st bridge financing to debt discount
Original Issue Discount	105,000
Professional Fees - Legal		105,000	105,000
Total	105,000	105,000

David Burton
Securities and Exchange Commission
January 19, 2007

Account Description	Debit	Credit	Impact on pre-tax net loss (increases)decreases net loss

Adjusting Journal Entries JE # 5
To adjust beneficial conversion entry from 1st Bridge to reflect fees paid to investors as reduction in proceeds - in accordance with EITF 00-27
P.I.C. - Warrants Outstanding	105,000
Debt Discount (Warrants)		35,422
Warrant Expense		69,578	69,578
Total	105,000	105,000

Adjusting Journal Entries JE # 6
Adjusting Journal Entries JE # 6
To record expense through December 31, 2005 related to amortization of Original Issue Discount from 1st Bridge financing
Warrant Expense	83,918		(83,918)
Original Issue Discount		83,918
Total	83,918	83,918

Adjusting Journal Entries JE # 7
Adjusting Journal Entries JE # 7
To reclassify fees paid to investors in 2nd bridge financing to debt discount
Original Issue Discount	93,750
Professional Fees - Legal		93,750	93,750
Total	93,750	93,750

Adjusting Journal Entries JE # 8
Adjusting Journal Entries JE # 8
To adjust beneficial conversion entry from 2nd Bridge to reflect fees paid to investors as reduction in proceeds - in accordance with EITF 00-27
P.I.C. - Warrants Outstanding	93,750
Debt Discount (Warrants)		77,487
Warrant Expense		16,263	16,263
Total	93,750	93,750

David Burton
Securities and Exchange Commission
January 19, 2007

Account Description	Debit	Credit	Impact on pre-tax net loss (increases)decreases net loss

Adjusting Journal Entries JE # 9
To record expense through December 31, 2005 related to the amortization of Original Issue Discount from the 2nd Bridge financing
Warrant Expense	16,263		(16,263)
Original Issue Discount		16,263
Total	16,263	16,263

Adjusting Journal Entries JE # 10
To reverse accrued board fees which were incorrectly expensed in Q4.
Accrued Misc Liabilities	7,500
Consultant Expense		7,500	7,500
Total	7,500	7,500

Adjusting Journal Entries JE # 11
To record consulting expense and related equity in connection with shares issued for services in Q3 and Q4 2005 based on value of non-forfeitable shares at measurement dates
Consultant Expense	79,750		(79,750)
P.I.C.-Common Stock		79,640
Common Stock		110
Total	79,750	79,750

Adjusting Journal Entries JE # 12
To reverse original client entry to record issuance of common stock issued to consultants in Q3 2005
P.I.C.-Common Stock	87,780
Common Stock	220
Deferred Compensation		88,000	-
Total	88,000	88,000

David Burton
Securities and Exchange Commission
January 19, 2007

Account Description	Debit	Credit	Impact on pre-tax net loss (increases)decreases net loss

Adjusting Journal Entries JE # 13
To reverse original client entries to record expense related to stock issued to consultants during 3rd and 4th quarters
Deferred Compensation	22,000
Deferred Compensation	22,000
Consultant Expense		44,000	44,000
Total	44,000	44,000

Adjusting Journal Entries JE # 14
To reverse deferred compensation balance at December 31, 2005
Deferred Compensation	94,440
P.I.C.-Common Stock		94,440	-
Total	94,440	94,440

Adjusting Journal Entries JE # 15
To adjust expense recorded in Q3 and Q4 2005 related to options granted to consultants
P.I.C.-Common Stock	29,951
Consultant Expense		29,951	29,951
Total	29,951	29,951

Adjusting Journal Entries JE # 16
To reclassify related party convertible debt, debt discount and original issue discount
Notes Payable	1,950,000
Debt Discount, Related Parties	1,120,925
Original Issue Discount, Related Parties	62,157
Notes Payable, Related Parties		1,950,000
Debt Discount (Warrants)		1,120,925
Original Issue Discount		62,157	-
Total	3,133,082	3,133,082

David Burton
Securities and Exchange Commission
January 19, 2007

March 31, 2006                                      EXHIBIT B

The Audit Committee
Viking Systems, Inc.
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

In planning and performing our audit of the financial statements of Viking Systems, Inc. (“the Company”) as of December 31, 2005, we considered the company’s internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (“PCAOB”). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The following significant deficiencies were noted that we believe to be material weaknesses:

•	Absence of appropriate segregation of duties consistent with control objectives.
•
Insufficient personnel resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters. Specifically, the Company did not maintain personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of GAAP and SEC requirements commensurate with the Company’s financial reporting requirements.

•	Ineffective controls over period end financial close and reporting processes.
•	Inadequate procedures for appropriately identifying, assessing and applying accounting principles.

David Burton
Securities and Exchange Commission
January 19, 2007

During our audit, we noted internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations. The following are deficiencies and recommendations:

Lack of Adequate Safeguards

Blank checks are being stored in unsecured locations. This situation creates the possibility that a blank check could be taken by an unauthorized individual and then executed and presented for payment. To safeguard against such an event, blank check stock should be kept in a locked box or cabinet accessible only to those with proper authorization.

Inventory Costing

During the audit, we noted numerous inventory items that contained costing errors. An overall accurate inventory balance is composed of two major components. The first component is proper quantities of goods in inventory and the second is accurate inventory costing. We strongly recommend that the CFO periodically review the perpetual inventory listing and compare inventory costs to the invoice amounts to ensure accuracy of the unit costs. This practice should help to ensure that inventories are accurately valued for financial statement purposes.

Billing and Collections

Our audit procedures disclosed instances in which customer purchase orders did not agree to the invoices, due to adjustments made after communications with the customer, which were not documented. This lack of documentation contributed to the inadequate support of accounts receivable balances. We strongly suggest that Viking develop a system for communication, approval and documentation of all adjustments made to the customer invoices. These procedures will assist Viking in establishing reliable internal control for the billings and collections.

Credit Approval

The Company’s evaluation and approval procedures for orders received via phone or email are not well documented and are not consistent throughout the Company. We suggest that the Company document its evaluation and approval procedures to protect the Company against potential future collection problems and to provide support for accounts receivable balances.

This letter is intended solely for the information and use of the Audit Committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Peterson & Co., LLP
San Diego, California